SECURITIES PURCHASE AGREEMENT

among

NN, INC.

and

THE PURCHASERS PARTY HERETO

December 5, 2019

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS 1

    Section 1.01 Definitions.. 1
    Section 1.02 Accounting Procedures and Interpretation....................................... 9

ARTICLE II AGREEMENT TO SELL AND PURCHASE...10

    Section 2.01 Sale and Purchase 10
    Section 2.02 Closing 10
    Section 2.03 Mutual Conditions 10
    Section 2.04 Conditions to Each Purchaser's Obligations................................... 10
    Section 2.05 Conditions to the Company's Obligations...................................... 11
    Section 2.06 Deliveries at the Closing... 12
    Section 2.07 Independent Nature of Purchasers' Obligations and Rights 13
    Section 2.08 Further Assurances.. 14

ARTICLE III REPRESENTATIONS AND WARRANTIES RELATED TO THE
        COMPANY 14

    Section 3.01 Existence, Qualification and Power.. 14
    Section 3.02 Capitalization and Valid Issuance of Securities............................. 14
    Section 3.03 Ownership of the Material Subsidiaries.. 15
    Section 3.04 Company SEC Documents 16
    Section 3.05 Financial Statements 16
    Section 3.06 Internal Controls 17
    Section 3.07 Disclosure Controls and Procedures 17
    Section 3.08 No Material Adverse Change... 17
    Section 3.09 No Registration Required 18
    Section 3.10 No Restrictions or Registration Rights 18
    Section 3.11 Litigation... 18
    Section 3.12 Compliance with Law 18
    Section 3.13 No Existing Defaults; No Conflicts 18
    Section 3.14 Authority; Enforceability 19
    Section 3.15 Approvals.. 20
    Section 3.16 Investment Company Status 20
    Section 3.17 Certain Fees 20
    Section 3.18 Insurance 20
    Section 3.19 Listing and Maintenance Requirements.. 21
    Section 3.20 ERISA Compliance... 21
    Section 3.21 Tax Returns; Taxes 22
    Section 3.22 Required Disclosures and Descriptions 22
    Section 3.23 Environmental Compliance 22
    Section 3.24 Title to Property 22

Section 3.25 Anti-Corruption Laws and Sanctions 22
Section 3.26 Form S-3 Eligibility 23
Section 3.27 No Directed Selling Efforts or General Solicitation 23
Section 3.28 No Integrated Offering 23
Section 3.29 Intellectual Property 23
Section 3.30 Occupational Safety 24
Section 3.31 Information Technology 24
Section 3.32 Restricted Payments 24

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS 24

Section 4.01 Existence 25
Section 4.02 Authorization, Enforceability 25
Section 4.03 No Breach 25
Section 4.04 Certain Fees 25
Section 4.05 Unregistered Securities 25
Section 4.06 Sufficient Funds 27
Section 4.07 Ownership; No Prohibited Trading 27
Section 4.08 No General Solicitation 28
Section 4.09 No Reliance 28
Section 4.10 Use of Proceeds 28

ARTICLE V COVENANTS 29

Section 5.01 Cooperation; Further Assurances 29
Section 5.02 Regulatory Approvals 29
Section 5.03 Use of Proceeds; Amended & Restated Credit Agreement 29
Section 5.04 Subsequent Equity Sales 30
Section 5.05 Stockholder Approval 30
Section 5.06 Consent Rights. 31
Section 5.07 Qualifying Transactions. 31
Section 5.08 Removal of Legend 32
Section 5.09 Tax Matters 33
Section 5.10 Listing; SEC Compliance 34
Section 5.11 Dividend Blockers 34

ARTICLE VI INDEMNIFICATION, COSTS AND EXPENSES 34

Section 6.01 Indemnification by the Company 34
Section 6.02 Indemnification Procedure 35
Section 6.03 Tax Matters 36

ARTICLE VII TERMINATION 36

Section 7.01 Termination 36
Section 7.02 Certain Effects of Termination 37

ARTICLE VIII MISCELLANEOUS 37

    Section 8.01   Expenses 37
    Section 8.02   Interpretation... 37
    Section 8.03   Survival of Provisions.. 38
    Section 8.04   No Waiver: Modifications in Writing... 38
    Section 8.05   Binding Effect; Assignment... 39
    Section 8.06   Publicity 39
    Section 8.07   Communications 40
    Section 8.08   Entire Agreement 41
    Section 8.09   Governing Law; Submission to Jurisdiction.................................... 41
    Section 8.10   Waiver of Jury Trial.. 41
    Section 8.11   No Recourse Against Others... 41
    Section 8.12   No Third-Party Beneficiaries... 42
    Section 8.13   Execution in Counterparts.. 42

SCHEDULE A – Purchaser Allocations of Purchased Preferred Stock and Purchased Warrants
SCHEDULE B – Purchaser Ownership of Common Stock

EXHIBIT A – Form of Registration Rights Agreement... A-1
EXHIBIT B – Form of Certificate of Designation for the Series B Convertible Preferred
Stock B-1
EXHIBIT C – Form of Warrant C-1
EXHIBIT D – Tax Matters D-1
EXHIBIT E – Legal Opinion E-1

SECURITIES PURCHASE AGREEMENT

This **SECURITIES PURCHASE AGREEMENT**, dated as of December 5, 2019 (this "**Agreement**"), is entered into by and among **NN, INC.**, a Delaware corporation (the "**Company**"), and the purchasers set forth in Schedule A hereto (the "**Purchasers**").

WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers desire to purchase from the Company, the Purchased Securities (as defined below), in accordance with the provisions of this Agreement; and

WHEREAS, in connection with the issuance of the Purchased Securities pursuant to this Agreement, the Company and the Purchasers will enter into a registration rights agreement (the "**Registration Rights Agreement**"), pursuant to which the Company will provide the Purchasers with certain registration rights with respect to the Purchased Preferred Stock and Underlying Shares acquired pursuant hereto.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. As used in this Agreement, the following terms have the meanings indicated:

"**2020 Stockholder Meeting**" has the meaning specified in Section 5.05.

"**Affiliate**" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries' controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, for purposes of this Agreement, (a) the Company Entities, on the one hand, and any Purchaser, on the other, shall not be considered Affiliates and (b) any fund or account managed, advised or subadvised, directly or indirectly, by a Purchaser or its Affiliates, shall be considered an Affiliate of such Purchaser. In addition, the Wuxi JV shall not be considered an Affiliate of the Company or any other Company Entity for purposes of this Agreement.

"**Agent**" means J.P. Morgan Securities LLC.

"**Agreement**" has the meaning set forth in the introductory paragraph of this Agreement.

"**Allocated Purchase Price**" means with respect to each Purchaser, the dollar amount set forth opposite such Purchaser's name under the heading "Allocated Purchase Price" on **Schedule A** hereto.

"**Amended and Restated Credit Agreement**" means the amended and restated credit agreement dated as of September 30, 2016 (as amended by the Incremental Amendment to Amended and Restated Credit Agreement, dated as of October 31, 2016, Amendment No. 1 to Amended and Restated Credit Agreement, dated as of April 3, 2017, Amendment No. 2 to Amended and Restated Credit Agreement, dated as of August 15, 2017, Amendment No. 3 to Amended and Restated Credit Agreement, dated as of November 24, 2017 and Amendment No. 4 to Amended and Restated Credit Agreement, dated as of May 7, 2018, Amendment No. 5 to Amended and Restated Credit Agreement, dated as of December 26, 2018, Amendment No. 6 to Amended and Restated Credit Agreement, dated as of March 15, 2019 and Amendment No. 7 to Amended and Restated Credit Agreement, dated June 11, 2019 and as it may be further amended, restated, amended and restated or otherwise modified from time to time), by and among the Company, as the Borrower, SunTrust Bank, as Administrative Agent, Regions Bank, as Syndication Agent and Co-Documentation Agent, and Keybank National Association, as Co-Documentation Agent.

"**Anti-Corruption Laws**" means all laws, rules and regulations of any jurisdiction applicable to the Company or its Subsidiaries from time to time concerning or relating to bribery, money-laundering or corruption.

Any Person shall be deemed to "**beneficially own**", to have "**beneficial ownership**" of, or to be "**beneficially owning**" any securities (which securities shall also be deemed "**beneficially owned**" by such Person) that such Person is deemed to "beneficially own" within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act.

"**Balance Sheet Date**" has the meaning specified in Section 3.05(b).

"**Board of Directors**" means the board of directors of the Company.

"**Business Day**" means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York are authorized or required by Law or other governmental action to close.

"**Certificate of Designation**" has the meaning specified in Section 2.04(d).

"**Change of Control**" shall be deemed to have occurred at such time as any of the following events shall occur:

(a)   any "person" or "group", other than the Company, its Subsidiaries or any employee benefits plan of the Company or its Subsidiaries, files, or is required by applicable law to file, a Schedule 13D (or any successor schedule, form or report) pursuant to the Exchange Act, disclosing that such person has become the direct or indirect beneficial owner of shares with a majority of the total voting power of the Company's outstanding Common Stock or the Company becomes otherwise aware that any person or group has become the direct or indirect beneficial owner of shares with a majority of the total voting power of the Company's outstanding Common Stock; unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to applicable rules and regulations under the Exchange Act;

(b)   the Company consolidates with or merges with or into another person (other than a Subsidiary of the Company), or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of the consolidated properties and assets of the Company and its Subsidiaries to any person (other than a Subsidiary of the Company) or any person (other than a Subsidiary of the Company) consolidates with, or merges with or into the Company, provided that none of the circumstances set forth in this clause (b) shall be a Change of Control if persons that beneficially own the Common Stock of the Company immediately prior to the transaction own, directly or indirectly, shares with a majority of the total voting power of all outstanding Common Stock of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of the Company's Common Stock immediately prior to the transaction; or

(c)   the Common Stock ceases to be listed or quoted on any of the New York Stock Exchange, New York Stock Exchange American, the NASDAQ Global Select Market or the NASDAQ Global Market or any other national securities exchange regulated under Section 6(a) of the Exchange Act.

"**Closing**" has the meaning specified in Section 2.02.

"**Closing Date**" means the date on which the Closing occurs.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Commission**" means the United States Securities and Exchange Commission.

"**Common Stock**" means the common stock, par value $0.01 per share, of the Company.

"**Company**" has the meaning set forth in the introductory paragraph of this Agreement.

"**Company Entities**" means, collectively, the Company and Company's Subsidiaries.

"**Company SEC Documents**" means the Company's forms, registration statements, reports, schedules and statements or other document (including exhibits) filed with, or furnished to, the Commission and publicly available after December 31, 2017 and prior to the date hereof.

"**Consent**" has the meaning specified in Section 3.15.

"**Contract**" means any contract, agreement, indenture, note, bond, mortgage, deed of trust, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, in each case that is legally binding, whether written or oral.

"**DGCL**" means the Delaware General Corporation Law, as may be amended or revised from time to time.

"**Dividend Withholding Taxes**" means any taxes withheld by the Company under Sections 1441 and 1442 of the Code with respect to dividend income (including deemed dividends under Section 305 of the Code) attributable to the Purchased Preferred Stock. For the avoidance of doubt, Dividend Withholding Taxes shall not include any backup withholding or withholding under Sections 1471 through 1474 of the Code.

"**Environmental Law**" means any and all Federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to water or public wastewater treatment systems, applicable in, or pursuant to the laws of, any jurisdiction.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

"**ERISA Affiliate**" means any trade or business (whether or not incorporated) under common control with the Company within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"**ERISA Event**" means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of the Company or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Company or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate any Pension Plan or the treatment of a Pension Plan amendment, in each case, as a termination under Section 4041 or 4041A of ERISA; (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; or (g) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered or critical status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

"**Foreign Government Scheme or Arrangement**" has the meaning specified in Section 3.20(e).

"**Foreign Plan**" has the meaning specified in Section 3.20(e).

"**GAAP**" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board.

"**Governmental Authority**" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"**Indemnified Party**" has the meaning specified in Section 6.02(b).

"**Indemnifying Party**" has the meaning specified in Section 6.02(b).

"**IT Systems**" has the meaning specified in Section 3.31.

"**Law**" means collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"**Lien**" means any mortgage, pledge, lien (statutory or otherwise), security interest, security agreement, or other encumbrance upon or with respect to any property of any kind.

"**Material Adverse Effect**" means (a) a material adverse change in, or a material adverse effect upon the operations, business, properties, assets, or condition (financial or otherwise) of the Company or the Company Entities, taken as a whole; or (b) a material impairment of the ability of the Company Entities, taken as a whole to perform their obligations under the Transaction Documents to which they are party; *provided* however, that a Material Adverse Effect shall not include any material and adverse effect on the foregoing to the extent such material and adverse effect result from, arises out of, or relates to (1) the announcement of the transactions contemplated by this Agreement or the satisfaction of the obligations set forth herein, (2) a general deterioration in the industry in which the Company operates, (3) a general deterioration in the economy, credit or financial or capital markets, in the United States or elsewhere in the world, in which the Company operates, including changes in interest or exchange rates, (4) any change or decline in market price or change in trading volume, of the capital stock of the Company, or (5) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism; except, in each case with respect to subclauses (b)(2) or (b)(5), to the extent that such event, change or development disproportionately affects the Company Entities, taken as a whole, relative to other similar situated companies in the industries in which the Company Entities operate.

"**Material Subsidiaries**" means the Subsidiaries of the Company that are "significant subsidiaries" of the Company as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act.

"**Minimum Ownership Requirement**" for any Purchaser means that such Purchaser continues to beneficially own at all times shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of at least $10 million.

"**Multiemployer Plan**" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Company or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"**Multiple Employer Plan**" means a Plan which has two or more contributing sponsors (including the Company or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA.

"**NASDAQ**" means the NASDAQ Stock Market, Inc.

"**Organizational Documents**" means, (a) (i) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (ii) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (iii) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity, or (b) with respect to entities incorporated in any non-U.S. jurisdiction, equivalent or comparable constitutive documents.

"**Outside Date**" has the meaning specified in Section 7.01(c).

"**PBGC**" means the Pension Benefit Guaranty Corporation.

"**Pension Funding Rules**" means the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the Code and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Sections 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

"**Pension Plan**" means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by the Company and any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Code.

"**Person**" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

"**Personal Data**" has the meaning specified in Section 3.31.

"**Plan**" means any employee benefit plan within the meaning of Section 3(3) of ERISA (including a Pension Plan), maintained for employees of the Company or any ERISA Affiliate or any such Plan to which the Company or any ERISA Affiliate is required to contribute on behalf of any of its employees.

"**Proxy Statement**" has the meaning specified in Section 5.05.

"**Purchased Preferred Stock**" means, with respect to each Purchaser, the number of shares of Series B Convertible Preferred Stock as set forth opposite such Purchaser's name on **Schedule A** hereto.

"**Purchased Securities**" means the Purchased Preferred Stock and the Purchased Warrants, collectively.

"**Purchased Warrants**" means, with respect to each Purchaser, the number of Warrants as set forth opposite such Purchaser's name on **Schedule A** hereto.

"**Purchaser Related Parties**" has the meaning specified in Section 6.01.

"**Purchasers**" has the meaning specified in the introductory paragraph of this Agreement.

"**Qualifying Tender/Exchange Offer**" shall have the meaning specified in Section 5.07(d).

"**Qualifying Transaction**" means a Change of Control (a) with regard to which the holder of Series B Convertible Preferred Stock is entitled to receive in respect of its Series B Convertible Preferred Stock, in connection with the consummation of such transaction (without regard to limitations or restrictions on conversion), consideration consisting solely of cash in an amount per outstanding share of Series B Convertible Preferred Stock that is at least equal to: (x) the applicable "Redemption Price" (as defined in the Certificate of Designation) that would be paid to the holder of such share if a redemption of such share of the Series B Convertible Preferred Stock were to occur, as of the date of closing of the Qualifying Transaction; plus (y) any accrued dividends on the Series B Convertible Preferred Stock that have not been paid to the date of such closing; minus (z) the 35% of the aggregate amount of any Dividend Withholding Taxes as of such closing that the Company has paid prior to such closing with respect to such share of Series B Convertible Preferred Stock, or will pay or otherwise be required to deduct and withhold in connection with the payment of the consideration in respect of such share of the Series B Convertible Preferred Stock in the Qualifying Transaction (following repayment of all "Loan Obligations," under the Credit Agreement, it being understood that the requirement to repay the Credit Agreement in no way modifies the requirement for the Redemption Price of the

Series B Convertible Preferred Stock to be paid in full, whether by the Company or a third party, in cash upon consummation of the applicable transaction for the Change of Control to qualify as a Qualifying Transaction) or (b) that is otherwise consented to by (i) the holders of a majority of the outstanding Series B Convertible Preferred Stock and (ii) each Purchaser party to this Agreement so long as such Purchaser continues to satisfy the Minimum Ownership Requirement.

"**Registration Rights Agreement**" means the Registration Rights Agreement, to be entered into at the Closing, between the Company and the Purchasers, substantially in the form attached hereto as **Exhibit A**.

"**Reportable Event**" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

"**Representatives**" means, with respect to a specified Person, the Purchasers, Affiliates, officers, directors, managers, employees, agents, advisors, counsel, accountants, investment bankers and other representatives of such Person.

"**Sanctioned Country**" means at any time, a country or territory which is itself the subject or target of any Sanctions.

"**Sanction(s)**" means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or (b) the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom, the Netherlands or any other European Union member state.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

"**Series B Convertible Preferred Stock**" means the Series B Convertible Preferred Stock having the terms set forth in the Certificate of Designation.

"**Short Sales**" means, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and forward sale contracts, options, puts, calls, "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements.

"**Stockholder Approval**" has the meaning specified in Section 5.05.

"**Subsidiary**" means, as to any Person, any corporation or other entity of which: (a) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; (b) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the sole or managing member or manager thereof; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes; *provided*, however, for the avoidance of doubt that the Wuxi JV shall not be considered a Subsidiary for purposes of this Agreement.

"**Tax Return**" means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes (and any amendments thereto), including any information return, claim for refund or declaration of estimated Taxes.

"**Taxes**" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"**Third-Party Claim**" has the meaning specified in Section 6.03(b).

"**Total Purchase Price**" means the aggregate amount of Allocated Purchase Prices of all of the Purchasers participating in the Closing.

"**Trading Affiliates**" has the meaning set forth in Section 4.07.

"**Transaction Documents**" means, collectively, this Agreement, the Registration Rights Agreement, the Certificate of Designation, Warrants and any and all other agreements or instruments executed and delivered to the Purchasers by the Company hereunder or thereunder, as applicable.

"**Underlying Preferred Shares**" has the meaning set forth in Section 3.02(d).

"**Underlying Shares**" has the meaning set forth in Section 3.02(d).

"**Warrants**" shall mean the warrants, as evidenced by certificates substantially in the form attached as Exhibit C, with such changes thereto as may be consented to by the parties hereto prior to Closing, it being agreed that the parties hereto shall consent to any commercially reasonable changes as may be reasonably required by NASDAQ staff to comply with NASDAQ listing rules.

"**Wuxi JV**" shall mean the Company's 49% investment in the joint venture with Wuxi Weifu Hi-Technology Co., Ltd..

Section 1.02   **Accounting Procedures and Interpretation**. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all financial statements of the Company and certificates and reports as to financial matters required to be furnished to the Purchasers hereunder shall be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q promulgated by the Commission) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

ARTICLE II
AGREEMENT TO SELL AND PURCHASE

Section 2.01 **Sale and Purchase**.

(a) Subject to the terms and conditions hereof, at the Closing, each Purchaser hereby agrees to purchase from the Company such number of Purchased Securities as set forth on Schedule A, and each Purchaser agrees to pay the Company its Allocated Purchase Price with respect to such Purchased Securities. Each Purchaser shall be permitted, prior to Closing, to allocate its obligation to purchase Purchased Securities among funds and other accounts managed by or under common management with such Purchaser; provided that, if any such fund or account fails to perform its obligation to purchase the applicable portion of the Purchasers' Purchased Securities, the Purchaser shall purchase such Purchased Securities.

(b) Subject to the terms and conditions hereof, at the Closing, the Company hereby agrees to issue and sell to each Purchaser the Purchased Securities.

Section 2.02 **Closing**. Subject to the satisfaction or waiver of the conditions precedent set forth in Section 2.03, Section 2.04 and Section 2.05 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the consummation of the purchase and sale of the Purchased Securities hereunder (the "**Closing**") shall take place at 9:00 a.m. Eastern Time on December 10, 2019, at the offices of Simpson Thacher & Bartlett LLP located at 425 Lexington Avenue, New York, New York 10017, or at such other place, time or date as may be mutually agreed upon in writing by the Company and the Purchasers.

Section 2.03 **Mutual Conditions**. The respective obligations of each party to consummate the purchase and sale of the Purchased Securities at the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by a party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Law):

(a) no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Authority which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or makes the transactions contemplated hereby illegal; and

(b) there shall not be pending any suit, action or proceeding by any Governmental Authority seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement.

Section 2.04 **Conditions to Each Purchaser's Obligations**. The obligation of a Purchaser to consummate its purchase of Purchased Securities shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the applicable Purchaser with respect to itself in writing, in whole or in part, to the extent permitted by applicable Law):

(a)   the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties contained in Section 3.01, Section 3.02, Section 3.04, Section 3.09. Section 3.10, Section 3.13(a)(i) and (b)(i), Section 3.14, Section 3.16, Section 3.17, Section 3.26 or Section 3.32 or other representations and warranties that are qualified by materiality or Material Adverse Effect, which, in each case, shall be true and correct in all respects) when made and as of the Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct as of such date only);

(b)   the Company shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date;

(c)   the Company shall have filed with NASDAQ a "Notification Form: Listing of Additional Shares" and supporting documentation, if required, related to the Underlying Shares and NASDAQ shall have not raised any objection with respect thereto that has not been withdrawn;

(d)   the Company shall have duly adopted and filed with the Secretary of State of the State of Delaware the Certificate of Designation in substantially the form attached hereto as **Exhibit B**, with such changes thereto as may be consented to by the parties hereto prior to the Closing, it being agreed that the parties hereto shall consent to any commercially reasonable changes as may be reasonably required by NASDAQ staff to comply with NASDAQ listing rules (the "**Certificate of Designation**") and such filing shall have been accepted and the Certificate of Designation shall be effective;

(e)   since the date of this Agreement, no downgrading shall have occurred in the rating accorded the Company's Indebtedness (as defined in the Amended and Restated Credit Agreement) by any "nationally recognized statistical rating organization", as that term is defined in Section 3(a)(62) under the Exchange Act;

(f)   no notice of delisting from NASDAQ shall have been received by the Company with respect to the Common Stock; and

(g)   the Company shall have delivered, or caused to be delivered, to the Purchaser the Company's closing deliveries described in Section 2.06(a), as applicable.

Section 2.05   Conditions to the Company's Obligations. The obligation of the Company to consummate the sale and issuance of the Purchased Securities to each Purchaser shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):

(a)   the representations and warranties of such Purchaser contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties that are qualified by materiality, which, in each case, shall be true and correct in all respects) when made and as of the Closing Date (except that representations and warranties made as of a specific date or for a specific period shall be required to be true and correct as of such date or for such specific period only);

(b) such Purchaser shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date; and

(c) such Purchaser shall have delivered, or caused to be delivered, to the Company the Purchaser's closing deliveries described in Section 2.06(b), as applicable.

Section 2.06   Deliveries at the Closing.

(a) <u>Deliveries of the Company</u>. At the Closing, the Company shall deliver, or cause to be delivered, to the Purchasers:

(i) A duly executed warrant for each Purchaser providing for the purchase by such Purchaser of the number of shares of Common Stock set forth opposite such Purchasers name on Schedule A shall have been delivered to each such Purchaser free and clear of any Liens, other than transfer restrictions under this Agreement and applicable federal and state securities Laws and those created by the Purchasers;

(ii) A counterpart of the Registration Rights Agreement, which shall have been duly executed by the Company;

(iii) A fully executed "Supplemental Listing Application" approving the Underlying Shares for listing by NASDAQ;

(iv) Evidence of issuance of the Purchased Preferred Stock credited to book-entry accounts maintained by the transfer agent of the Company, bearing a restrictive notation meeting the requirements of the Securities Act, free and clear of any Liens, other than transfer restrictions under this Agreement and applicable federal and state securities Laws and those created by the Purchasers;

(v) A certificate of the Secretary of the Company, on behalf of the Company, dated the Closing Date, certifying as to and attaching (A) the certificate of incorporation of the Company, (B) the bylaws of the Company and (C) board resolutions authorizing the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including the issuance of the Purchased Securities;

(vi) A certificate of the Secretary of State of Delaware dated as of a recent date, to the effect that the Company is in good standing in its jurisdiction of formation;

(vii) A certificate of the Chief Financial Officer of the Company, on behalf of the Company, dated the Closing Date, certifying, in their applicable capacities, to the effect that the conditions set forth in Section 2.04(a) and Section 2.04(b) have been satisfied;

(viii) A cross-receipt executed by the Company and delivered to the Purchasers certifying as to the amounts that it has received from the Purchasers;

(ix) An opinion of Simpson Thacher & Bartlett LLP, counsel to the Company, that includes paragraphs substantially in the form of **Exhibit E**, subject to customary assumptions, limitations and qualifications; and

(x) Such other documents relating to the transactions contemplated by this Agreement as the Purchasers or their respective counsel may reasonably request.

(b) <u>Deliveries of Each Purchaser</u>. At the Closing, each Purchaser shall deliver or cause to be delivered to the Company:

(i) A counterpart of the Registration Rights Agreement, which shall have been duly executed by such Purchaser;

(ii) A cross-receipt executed by such Purchaser and delivered to the Company certifying that it has received from the Company the number of Purchased Securities to be received by such Purchaser in connection with the Closing;

(iii) Payment of such Purchaser's Allocated Purchase Price payable by wire transfer of immediately available funds to an account designated in advance of the Closing Date by the Company;

(iv) A properly executed Internal Revenue Service Form W-9 from such Purchaser;

(v) A certificate of an duly appointed officer of such Purchaser, on behalf of such Purchaser, dated the Closing Date, certifying, in their applicable capacities, to the effect that the conditions set forth in Section 2.05(a) and Section 2.05(b) have been satisfied; and

(vi) Such other documents relating to the transactions contemplated by this Agreement as the Company or its counsel may reasonably request.

Section 2.07 **Independent Nature of Purchasers' Obligations and Rights**. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The failure of any Purchaser to perform, or waiver by the Company of such performance, under any Transaction Document shall not excuse performance by any other Purchaser or the Company, and the waiver by any Purchaser of performance of the Company under any Transaction Document shall not excuse performance by the Company with respect to any other Purchaser. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Further, nothing herein (including the requirements of Section 5.05 and Section 5.06) shall be deemed to form a group (as defined in Rule 13d-5 of the Exchange Act) as between the Corre related purchasers on the one hand and the Legion related purchasers on the other hand. Each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

Section 2.08 **Further Assurances**. From time to time after the date hereof, without further consideration, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATED TO THE COMPANY

The Company represents and warrants to and covenants with the Purchasers as of the date hereof and the Closing Date as follows:

Section 3.01 **Existence, Qualification and Power**. Each of the Company Entities (a) is duly organized or formed, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b)(1) has all requisite power and authority and (2) all requisite governmental licenses, authorizations, consents and approvals to in the case of each of clause (b)(1) and (2), (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under this Agreement to which it is a party, and (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in the case of clause (b)(2) and clause (c), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

Section 3.02 **Capitalization and Valid Issuance of Securities**.

(a)   As of December 2, 2019, (i) the authorized capital stock of the Company is 95,000,000 shares, of which 90,000,000 shares, par value $0.01 per share, are designated as common shares and of which 5,000,000 shares, par value $0.01 per share, are designated as preferred shares (of which only 200,000 shares have been designated as Series A Junior Participating Preferred Shares and no other preferred shares have been designated or issued); (ii) the number of shares of capital stock issued and outstanding is 42,314,888 shares of voting common stock; (iii) no shares of Series A Junior Participating Preferred Shares are outstanding; (iv) the number of shares of capital stock issuable pursuant to the Company's stock plans (including the 2019 Omnibus Incentive Plan) is 3,594,926; and (v) the number of shares of capital stock issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any shares of capital stock of the Company is 1,084,380. All of the issued and outstanding shares of the Company's capital stock have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance with applicable state and federal securities laws and any rights of third parties or in violation of pre-emptive or similar rights.

(b)   The Purchased Securities have been, or prior to the Closing will be, duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all Liens and restrictions on transfer, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

(c)   No Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company Entities. Other than as contemplated by this Agreement, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which any Company Entity is or may be obligated to issue any equity securities of any kind, other than options granted under the Company's stock plans (including the 2019 Omnibus Incentive Plan) and prior stock plans. Other than as contemplated by this Agreement, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. Other than the Registration Rights Agreement, no Person has the right to require the Company to register any securities of the Company under the Securities Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person. The issuance and sale of the Purchased Securities hereunder will not obligate the Company to issue Common Stock or other securities to any other Person (other than the Purchasers) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security. The Company does not have outstanding stockholder purchase rights or "poison pill" or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

(d)   All shares of Common Stock issuable upon conversion or redemption of the Series B Convertible Preferred Stock (the "**Underlying Preferred Shares**") and upon exercise of the Warrants (together with the Underlying Preferred Shares, the "**Underlying Shares**") (without regard to any limitations on beneficial ownership) have been duly authorized and reserved pursuant to the Company's Restated Certificate of Incorporation, the Certificate of Designation (with respect to the Series B Convertible Preferred Stock) and the Warrants and, upon issuance and delivery by the Company to such Purchaser in accordance with this Agreement and the terms of the Purchased Securities and upon obtaining Stockholder Approval, will be duly authorized, validly issued, fully paid and non-assessable and will be free of any preemptive rights or any Liens and restrictions on transfer, other than (i) restrictions on transfer under the Certificate of Designation (with respect to the Series B Convertible Preferred Stock), the Warrants or this Agreement and under applicable state and federal securities laws and (ii) such Liens as are created by such Purchaser or its Affiliates.

Section 3.03   Ownership of the Material Subsidiaries. Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), all of the outstanding shares of capital stock or other equity interests of each Material Subsidiary owned directly or indirectly by the Company (a) have been duly authorized and validly issued and are fully paid and nonassessable, and (b) are wholly-owned, directly or indirectly, by the Company, free and clear of all Liens, except for (i) Liens under the Company's existing debt arrangements and for restrictions on transferability in the Organizational Documents of such Material Subsidiary and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.04 **Company SEC Documents**. Since October 31, 2018, the Company's forms, registration statements, reports, schedules and statements required to be filed by it under the Exchange Act have been filed with the Commission on a timely basis. The Company SEC Documents, at the time filed (or in the case of registration statements, solely on the dates of effectiveness), except to the extent corrected by a subsequent Company SEC Document, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made in the case of any such documents other than a registration statement, not misleading and (b) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be.

Section 3.05 **Financial Statements**.

(a)   Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), the historical financial statements (including the related notes and supporting schedule) contained or incorporated by reference in the Company SEC Documents (i) comply as to form in all material respects with the applicable accounting requirements under the Securities Act and the Exchange Act (except that certain supporting schedules are omitted), (ii) fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of the date thereof and the consolidated results of operations, cash flow and stockholder equity for the respective periods (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments) and (iii) have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the Commission or other rules and regulations of the Commission) consistently applied throughout the periods involved, (except (y) as may be indicated in the notes thereto or (z) as permitted by Regulation S-X).

(b)   Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date hereof, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except (i) liabilities reflected or reserved against in the balance sheet (or notes thereto) of the Company and its Subsidiaries as of the date of the most recent balance sheet of the Company audited by the Company's auditors prior to the date hereof (the "**Balance Sheet Date**") including in the Company SEC Documents, (ii) (A) trade payables and accrued expenses and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or disclosed in filings made with the Commission, in each case, incurred after the Balance Sheet Date, (iii) as contemplated by this Agreement or otherwise incurred in connection with the transactions contemplated hereby, (iv) that have been discharged or paid prior to the date of this Agreement or (v) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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Section 3.06   Internal Controls. Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), the Company Entities, taken as a whole, maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorization, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management's general or specific authorization and (d) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), the Company is not aware of (i) any "material weakness" in the Company's internal control over reporting, whether or not subsequently remediated or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Section 3.07   Disclosure Controls and Procedures. Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), (a) to the extent required by Rule 13a-15 under the Exchange Act, each of the Company Entities has established and maintains disclosure controls and procedures (to the extent required by and as such term is defined in Rule 13a-15(e) under the Exchange Act), (b) such disclosure controls and procedures are designed to provide reasonable assurance that that the information required to be disclosed by the Company in the reports to be filed or submitted under the Exchange Act is accumulated and communicated to management of the Company, as appropriate, to allow timely decisions regarding required disclosure to be made and (c) to the extent required by Rule 13a-15 under the Exchange Act, such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

Section 3.08   No Material Adverse Change. Since December 31, 2018, except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature) and except for the execution and performance of this Agreement (i) there has been no event or circumstance, either individually or in the aggregate, that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (iii) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Purchased Securities contemplated by this Agreement, no event, liability or development has occurred or exists with respect to any Company Entity or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable federal securities laws at the time this representation is made that has not been publicly disclosed.

Section 3.09   **No Registration Required**. Assuming the accuracy of the representations and warranties of the applicable Purchaser contained in Article IV, the issuance and sale of the Purchased Securities to such Purchaser pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither the Company nor, to the Company's knowledge, any Person acting on its behalf, has taken nor will take any action hereafter that would cause the loss of such exemption.

Section 3.10   **No Restrictions or Registration Rights**. There are no restrictions upon the voting or transfer of, any Common Stock arising under the Company's Organizational Documents or the DGCL. Neither the offering nor sale of the Purchased Securities as contemplated by this Agreement gives rise to any rights for or relating to the registration of any Purchased Securities (other than pursuant to the Registration Rights Agreement) or other securities of the Company. The Company has not granted registration rights to any Person other than the Purchasers that would provide such Person priority over the Purchasers' rights with respect to any piggyback registration.

Section 3.11   **Litigation**. Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), (a) there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Company, threatened, at law, in equity, in arbitration or before any Governmental Authority, by or against any of the Company Entities or against any of their properties, or before or by any self-regulatory organization or other non-government regulatory authority, that (i) purport to affect or pertain to this Agreement or any other Transaction Document, or any of the transactions contemplated hereby or thereby, or (ii) either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect and (b) no labor dispute with the employees of the Company or any Subsidiary exists or, to the Company's knowledge, is threatened, except as would not have a Material Adverse Effect.

Section 3.12   **Compliance with Law**. Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), the Company and each Subsidiary thereof is in compliance in all material respects with the requirements of all Laws, and any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority (including the rules and regulations of NASDAQ), and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

Section 3.13   **No Existing Defaults; No Conflicts**.

(a) Neither the Company nor any of its Subsidiaries is (i) in violation of its certificate of incorporation or by-laws, limited liability company agreement or similar organizational documents, as applicable, (ii) in violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, or (iii) in default (or, with the giving of notice or lapse of time or both, would be in default) under any indenture, mortgage, deed of trust, lease, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, except, in the case of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) The issuance and sale by the Company of the Purchased Securities, the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby by each Company Entity do not and will not (i) contravene the terms of any of such Company Entity's Organizational Documents; (ii) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (x) any provision of any security issued by such Company Entity or of any agreement, instrument or other undertaking to which such Company Entity is a party or by which it or any of its property is bound or (y) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Company Entity or its property is subject; or (iii) violate any Law or any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority (including, without limitation, the rules and regulations of NASDAQ), except in the case of clauses (ii) and (iii) for such violations which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.14   Authority; Enforceability.

(a)   The execution, delivery and performance by the Company of each the Transaction Documents have been duly authorized by all necessary corporate action. The Company has all requisite power and authority to issue, sell and deliver the Purchased Securities, in accordance with and upon the terms and conditions set forth in this Agreement. On or prior to the Closing Date, all action required to be taken by the Company for the authorization, issuance, sale and delivery of the Purchased Securities, the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby shall have been validly taken. Except for the Stockholder Approval, no approval from the holders of outstanding Common Stock is required under the Organizational Documents of the Company or the rules of NASDAQ in connection with the Company's issuance and sale of the Purchased Securities (or Underlying Shares) to the Purchasers.

(b)   Each of the Transaction Documents has been or, when delivered hereunder, will have been, duly executed and delivered by the Company. Each of the Transaction Documents constitutes, or will constitute, a legal, valid and binding obligation of the Company, enforceable in accordance with its terms; *provided* that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting the enforcement of creditors' rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 3.15   **Approvals**. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person (each, a "**Consent**"), is necessary or required in connection with the issuance and sale of the Purchased Securities by the Company, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby or thereby, other than (i) the applicable Consents required by the Commission in connection with the Company's obligations under the Registration Rights Agreement, (ii) the filing of the Certificate of Designation with the Secretary of State of Delaware, (iii) obtaining the Stockholder Approval, (iv) the applicable requirements under the state securities or "blue sky" Laws, (v) compliance with and filings or notifications under the HSR Act and other applicable U.S. or foreign competition, antitrust, or merger control Laws, as set forth in Section 5.02 and (vi) such other Consents, the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect.

Section 3.16   **Investment Company Status**. None of the Company Entities is, and immediately after the sale of the Purchased Securities hereunder and the application of the net proceeds from such sale none of the Company Entities will be, required to be registered as an "investment company" under the Investment Company Act of 1940, as amended.

Section 3.17   **Certain Fees**. Except for J.P. Morgan Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from the Company with respect to the sale of any of the Purchased Securities or the consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Company Entities. The Company agrees that it will indemnify and hold harmless the Purchasers from and against any and all claims, demands, or liabilities for broker's, finder's, placement, or other similar fees or commissions incurred by the Company Entities or alleged to have been incurred by the Company Entities in connection with the sale of the Purchased Securities or the consummation of the transactions contemplated by this Agreement.

Section 3.18   **Insurance**. Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), the properties of the Company and its Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Company, in such amounts with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Company or the applicable Subsidiary operates. The Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to have a Material Adverse Effect.

Section 3.19   Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Common Stock is listed on NASDAQ, and the Company has not received any notice of delisting that is in effect as of the date of this Agreement. The Company is in compliance in all material respects with the listing and listing maintenance requirements of NASDAQ applicable to it for the continued trading of its Common Stock on NASDAQ.

Section 3.20   ERISA Compliance.

(a)   Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable federal or state Laws. Each Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to the effect that the form of such Plan is qualified under Section 401(a) of the Code and the trust related thereto has been determined by the Internal Revenue Service to be exempt from federal income tax under Section 501(a) of the Code, or an application for such a letter is currently being processed by the Internal Revenue Service. To the knowledge of the Company, nothing has occurred that would prevent or cause the loss of, such tax-qualified status.

(b)   There are no pending or, to the knowledge of the Company, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c)   Except as could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect, (i) no ERISA Event has occurred with respect to any Pension Plan; (ii) the Company and each ERISA Affiliate have met all applicable requirements under the Pension Funding Rules in respect of each Pension Plan, and no waiver of the minimum funding standards under the Pension Funding Rules has been applied for or obtained; (iii) except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), neither the Company nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments which have become due that are unpaid; and (iv) neither the Company nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA.

(d)   Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), neither the Company or any ERISA Affiliate maintains or contributes to, or has any unsatisfied obligation to contribute to, or liability under, any active or terminated Pension Plan.

(e)   With respect to each scheme or arrangement mandated by a government other than the United States (a "**Foreign Government Scheme or Arrangement**") and with respect to each employee benefit plan maintained or contributed to by the Company or any Subsidiary of the Company that is not subject to United States Law (a "**Foreign Plan**"), each such Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 3.21   **Tax Returns; Taxes**. Except as could not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have filed all Tax Returns required to be filed, and have paid all Taxes imposed upon them that are due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP. As of the date hereof, no Tax Lien has been filed against the Company, any Subsidiary, or any assets of either that could reasonably be expected to have a Material Adverse Effect. There is no proposed tax assessment against the Company or any Subsidiary that would, if made, have a Material Adverse Effect.

Section 3.22   **Required Disclosures and Descriptions**. There are no legal or governmental actions, suits or proceedings (including an audit or examination by any taxing authority) pending or, to the knowledge of the Company Entities, threatened, against any of the Company Entities, or to which any of the Company Entities is a party, or to which any of their respective properties is subject, that are required to be described in the Company SEC Documents but are not described as required, and there are no Contracts that are required to be described in the Company SEC Documents or to be filed as an exhibit to the Company SEC Documents that are not described or filed as required by the Securities Act or the Exchange Act.

Section 3.23   **Environmental Compliance**. Except as disclosed in the Company's SEC Documents (excluding any disclosures set forth in the risk factors or "forward-looking statements" sections of such reports or similar statements that are similarly non-specific and are predictive or forward-looking in nature), each Company Entity conducts in the ordinary course of business a review of the effect of existing Environmental Laws and claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties, and as a result thereof the Company has reasonably concluded that, such Environmental Laws and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.24   **Title to Property**. The Company Entities have good and marketable title to, or valid, subsisting and enforceable leasehold interests in all property material to its business and described in the Company SEC Documents as being owned or leased by any of them, free and clear of all Liens, except for (a) Liens that do not materially affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company Entities and (b) Liens as are described in the Company SEC Documents.

Section 3.25   **Anti-Corruption Laws and Sanctions**.

(a)   None of the Company, any of its Subsidiaries or any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or its Subsidiaries has (i) made, offered, promised or authorized any unlawful contribution, gift, entertainment or other unlawful expense; (ii) made, offered, promised or authorized any direct or indirect unlawful payment; or (iii) violated or is in violation of any provision of any applicable Anti-Corruption Laws; the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with all applicable Anti-Corruption Laws. No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to applicable Anti-Corruption Laws is pending or, to the knowledge of the Company, threatened.

(b)   None of the Company, any of its Subsidiaries, or any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently the subject or the target of any Sanctions, nor is the Company or any of its Subsidiaries located, organized or resident in a Sanctioned Country, and the Company has not directly or indirectly funded or facilitated any activities of or business with any person, or in any country or territory, that, at the time of such funding, was the subject or the target of Sanctions or in any other manner that resulted in a violation by any person of Sanctions and will not use the proceeds from the transactions contemplated hereby for such purpose.

Section 3.26   **Form S-3 Eligibility**. As of the date hereof, the Company is eligible to register the Purchased Securities for resale by the Purchasers under Form S-3 promulgated under the Securities Act.

Section 3.27   **No Directed Selling Efforts or General Solicitation**. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act) in connection with the offer or sale of any of the Purchased Securities.

Section 3.28   **No Integrated Offering**. Neither the Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Purchased Securities under the Securities Act.

Section 3.29   **Intellectual Property**. Except as disclosed in the Company's SEC Documents, the Company and its Subsidiaries own, possess or can acquire on commercially reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property necessary to conduct the business now operated by them, or presently employed by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company Entities could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

Section 3.30 **Occupational Safety**. Except as disclosed in the Company's SEC Documents, the Company and each of its Subsidiaries are in compliance in all respects with all applicable provisions of the Occupational Safety and Health Act of 1970, as amended, including all applicable regulations thereunder, except for such noncompliance as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.31 **Information Technology**. Except as disclosed in the Company's SEC Documents, the Company and its Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications and databases (collectively, "**IT Systems**") are adequate for, and operate and perform as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except in each case as would not, singly or in the aggregate, result in a Material Adverse Effect. The Company and its Subsidiaries (i) (x) have implemented and maintained commercially reasonable controls, policies, procedures and safeguards to maintain and protect their confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data ("**Personal Data**")) used in connection with their businesses, and (y) there have been no breaches, violations, outages or unauthorized uses of or accesses to same, nor any incidents under internal review or investigations relating to the same; (ii) are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification; and (iii) have taken all necessary actions to prepare to comply with the European Union General Data Protection Regulation (and all other applicable laws and regulations with respect to Personal Data that have been announced as of the date hereof as becoming effective within 12 months after the date hereof) as soon they take effect; except, with respect to each of the foregoing clauses (i)(y), (ii) and (iii), as would not, singly or in the aggregate, result in a Material Adverse Effect.

Section 3.32 **Restricted Payments**. (a) Except for the Amended and Restated Credit Agreement, there are no agreements to which the Company or any of its Subsidiaries is subject, prohibiting the Company or any of its Subsidiaries from making distributions on the Series B Convertible Preferred Stock or Warrants or repurchasing, redeeming or repaying the Series B Convertible Preferred Stock or exercising the Warrants and (b) the Company is not aware of any laws and regulations of the State of Delaware or any political subdivisions thereof, prohibiting it directly or indirectly, from paying any dividends or from making any other distribution on its capital stock or repurchasing, redeeming or repaying its capital stock, except as described in or contemplated by SEC Documents.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each of the Purchasers, severally but not jointly, represents and warrants and covenants to the Company as of the date hereof and the Closing Date as follows:

Section 4.01   <u>Existence</u>. Such Purchaser is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization or formation, with all necessary power and authority to own and operate its properties and to conduct its business as currently conducted.

Section 4.02   <u>Authorization, Enforceability</u>. Such Purchaser has all necessary corporate, limited liability company, trust or partnership power and authority to execute, deliver and perform its obligations under the Transaction Documents to which it is a party. The execution, delivery and performance of such Transaction Documents by such Purchaser and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary legal action, and no further consent or authorization of such Purchaser or any other Person is required. Each of the Transaction Documents to which such Purchaser is a party has been duly executed and delivered by such Purchaser, where applicable, and constitutes a legal, valid and binding obligation of such Purchaser; *provided* that, with respect to each such agreement, the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws from time to time in effect affecting the enforcement of creditors' rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law).

Section 4.03   <u>No Breach</u>. The execution, delivery and performance of the Transaction Documents to which such Purchaser is a party by such Purchaser and the consummation by such Purchaser of the transactions contemplated thereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject, (b) conflict with or result in any violation of the provisions of the Organizational Documents of such Purchaser, or (c) violate any Law of any Governmental Authority or body having jurisdiction over such Purchaser or the property or assets of such Purchaser, except in the case of <u>clauses (a)</u> and <u>(c)</u>, for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by such Transaction Documents.

Section 4.04   <u>Certain Fees</u>. No fees or commissions are or will be payable by such Purchaser to brokers, finders or investment bankers with respect to the purchase of any of the Purchased Securities or the consummation of the transactions contemplated by this Agreement, except for fees or commissions for which the Company is not responsible.

Section 4.05   <u>Unregistered Securities</u>.

(a)   Accredited Purchaser Status; Sophisticated Purchaser. Such Purchaser is (a) an "accredited investor" within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act, as amended, and (b) an Institutional Account as defined in FINRA Rule 4512(c) and (c) a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including such Purchaser's participation in the transactions contemplated hereby. Such Purchaser has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Purchased Securities and participation in the transactions contemplated hereby (i) are consistent with its financial needs, objectives and condition, (ii) comply and are consistent with all investment policies, guidelines and other restrictions applicable to such Purchaser, (iii) have been duly authorized and approved by all necessary action, and (iv) are a fit, proper and suitable investment for such Purchaser, notwithstanding the substantial risks inherent in investing in or holding the Purchased Securities. Such Purchaser is able to bear the substantial risks associated with its purchase of the Purchased Securities, including but not limited to loss of its entire investment therein.

(b)   Information. Such Purchaser and its Representatives have (i) had the opportunity to ask questions of and receive answers from the Company directly and review the Company's public filings with the Commission and (ii) conducted and completed its own independent due diligence with respect to the transactions contemplated hereby. Based on such information as such Purchaser has deemed appropriate and without reliance upon the Agent or any of its affiliates, such Purchaser has independently made its own judgment concerning the Company and its businesses, operations and prospects and analysis and decision to enter into this Agreement and the transactions contemplated hereby. Except for the representations, warranties and agreements of the Company expressly set forth in this Agreement and the other Transaction Documents, such Purchaser is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the transactions contemplated hereby, the Purchased Securities and the business, condition (financial and otherwise), management, operations and properties of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Neither any inquiries nor any other due diligence investigations conducted at any time by such Purchasers and its Representatives shall modify, amend or affect such Purchasers' right (i) to rely on the Company's representations and warranties contained herein or in any other Transaction Document or (ii) to indemnification or any other remedy based on, or with respect to the accuracy or inaccuracy of, or compliance with, the representations, warranties, covenants and agreements in any Transaction Document. Such Purchaser understands that its purchase of the Purchased Securities involves a high degree of risk.

(c)   Legends. Such Purchaser understands that, until such time as the Purchased Securities or Underlying Shares have been sold pursuant to an effective registration statement under the Securities Act, or the Purchased Securities or Underlying Shares are eligible for resale pursuant to Rule 144 promulgated under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Purchased Securities or Underlying Shares (as applicable) will bear a restrictive legend substantially as follows: "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT UNDER ANY CIRCUMSTANCES BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE SECURITIES LAWS." Additionally, if required by the authorities of any state in connection with the issuance or sale of the Purchased

Securities or Underlying Shares, such Purchased Securities or Underlying Shares (as applicable) shall bear the legend required by such state authority.

(d)   Acquisition for Investment Purposes. Such Purchaser is acquiring its entire beneficial ownership interest in the Purchased Securities for its own account for investment purposes only and not with a view to any distribution of the Purchased Securities in any manner that would violate the securities laws of the United States or any other jurisdiction. Such Purchaser has been advised and understands that the Purchased Securities have not been registered under the Securities Act, the "blue sky" laws of any jurisdiction or the laws of any other jurisdiction and may be resold only if registered pursuant to the provisions of the Securities Act (or if eligible, pursuant to the provisions of Rule 144 promulgated under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act) and in compliance with the restrictions on transfer set forth in the Transaction Documents. Such Purchaser has been advised and understands that the Company, in issuing the Purchased Securities, is relying upon, among other things, the representations and warranties of such Purchaser contained in this Article IV in concluding that such issuance is a "private offering" and is exempt from the registration provisions of the Securities Act.

(e)   Rule 144. Such Purchaser understands that the Purchased Securities must be held indefinitely unless and until the Purchased Securities are registered under the Securities Act or an exemption from registration is available. Such Purchaser has been advised of and is aware of the provisions of Rule 144 promulgated under the Securities Act.

(f)   Reliance by the Company. Such Purchaser understands that the Purchased Securities are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities Laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Purchased Securities.

Section 4.06   **Sufficient Funds**. Such Purchaser will have available to it at the Closing sufficient funds to enable such Purchaser to pay in full at the Closing the entire amount of such Purchaser's Allocated Purchase Price in immediately available cash funds.

Section 4.07   **Ownership; No Prohibited Trading**.

(a)   As of the date of this Agreement, such Purchaser beneficially owns, directly or indirectly, only the number of shares of Common Stock as described opposite its name on **Schedule B** and **Schedule B** reflects all shares of Common Stock in which such Purchaser or its Affiliate, has any interest or right to acquire, whether through derivative securities, voting agreements or otherwise (whether or not such Common Stock can be acquired within sixty (60) days).

(b)   From such time as such Purchaser was first contacted by the Company or any other Person acting on behalf of the Company regarding the transactions contemplated hereby until the first public announcement of the execution of this Agreement, such Purchaser and any Affiliate of such Purchaser which (i) had knowledge of the transactions contemplated hereby, (ii) has or shares discretion relating to such Purchaser's investments or trading or information concerning such Purchaser's investments, including in respect of the Securities, or (iii) is subject to such Purchaser's review or input concerning such Affiliate's investments or trading (collectively, "**Trading Affiliates**") has not (x) offered, sold, contracted to sell, sold any option or contract to purchase, purchased any option or contract to sell, granted any option, right or warrant to purchase, lent, or otherwise transferred or disposed of, directly or indirectly, any of the Purchased Securities or (y) directly or indirectly engaged in any Short Sales or other derivative or hedging transactions with respect to Common Stock, including by means of any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, of any of the economic consequences of ownership of any Purchased Securities, regardless of whether any transaction described in this Section 4.07 is to be settled by delivery of Common Stock or other securities, in cash or otherwise. For the avoidance of doubt, nothing in this Section 4.07 shall preclude any actions described in clauses (x) or (y) above following the first public announcement of the execution of this Agreement.

Section 4.08   **No General Solicitation**. Such Purchaser did not learn of the investment in the Purchased Securities as a result of any general solicitation or general advertising.

Section 4.09   **No Reliance**. Such Purchaser hereby acknowledges and agrees that (a) the Agent is acting solely as the Company's placement agent in connection with the transactions contemplated hereby and is not acting as underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Purchaser, the Company or any other person or entity in connection with the transactions contemplated hereby, (b) the Agent and its Affiliates have not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the transactions contemplated hereby, (c) the Agent and its Affiliates will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the transactions contemplated hereby, and (d) the Agent and its Affiliates shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise, to such Purchaser, or to any person claiming through such Purchaser, in respect of the transactions contemplated hereby. In connection with the issuance of the Purchased Securities to the Purchaser, neither the Agent nor any of its Affiliates have acted as a financial advisor or fiduciary to such Purchaser.

Section 4.10   **Use of Proceeds**. Each Purchaser hereby acknowledges that an affiliate of the Agent will receive a portion of any proceeds of the offering that are used to repay all or a part of the Revolving Credit Loans (as defined below) and the Amended and Restated Credit Agreement (as defined below).

ARTICLE V
COVENANTS

Section 5.01   Cooperation; Further Assurances. The Company shall use its reasonable best efforts to obtain all approvals and consents required by or necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents. The Company agrees to execute and deliver all such documents or instruments, to take all commercially reasonable action and to do all other commercially reasonable things it determines to be necessary, proper or advisable under applicable Laws and regulations or as otherwise reasonably requested by the Purchasers to consummate the transactions contemplated by this Agreement.

Section 5.02   Regulatory Approvals. The Company and each Purchaser acknowledge that one or more filings under the HSR Act or other antitrust laws may be necessary in connection with the issuance of Common Stock upon conversion of the Series B Convertible Preferred Stock or the Warrants. The Purchaser will promptly notify the Company if any such filing is required and, to the extent reasonably requested by such Purchaser, the Company and such Purchaser will use all reasonable efforts to cooperate in timely making or causing to be made all applications and filings under the HSR Act or any other antitrust requirements in connection with the issuance of Common Stock upon conversion of the Series B Convertible Preferred Stock or Warrants held by such Purchaser in a timely manner and as required by the law of the applicable jurisdiction; *provided* that, notwithstanding anything in this Agreement to the contrary, the Company shall not have any responsibility or liability for failure of any Purchaser or any of its Affiliates to comply with any such applicable law. For as long as there are Series B Convertible Preferred Stock or Warrants outstanding and owned by a Purchaser, the Company shall as promptly as reasonably practicable provide (no more than four (4) times per calendar year) such information regarding the Company and its Subsidiaries as such Person may reasonably request in order to determine what antitrust or foreign investment requirements may exist with respect to any potential conversion of the Series B Convertible Preferred Stock or Warrants. The Purchaser shall be responsible for the payment of the filing fees associated with any such applications or filings.

Section 5.03   Use of Proceeds; Amended & Restated Credit Agreement.

(a)   The Company shall only use the proceeds of the offering of the Purchased Securities for one or more of the following purposes: (i) repay all or a part of the Revolving Credit Loans (as defined in the Amended and Restated Credit Agreement); (ii) prepay Term Loans (as defined in the Amended and Restated Credit Agreement) in accordance with the Amended and Restated Credit Agreement; (iii) pay consent, amendment, solicitation, arrangement and other fees (to market or otherwise) and expenses in connection with the extension of the Maturity Date (as defined in the Amended and Restated Credit Agreement and any other amendment to the Amended and Restated Credit Agreement); (iv) pay any fees, costs and expenses (including fees and disbursements of the Agent, counsel, financial advisors and accountants) incurred in connection with clauses (i) and (ii) above and in connection with any amendment to the Amended and Restated Credit Agreement (including the extension of any Maturity Date thereunder), (v) pay any fees and expenses in connection with the transactions contemplated by this Agreement and (vi) with respect to any remaining proceeds after giving effect to clauses (i) through (v), for the Company's working capital and other general corporate purposes.

(b)   The Company shall use its reasonable best efforts to amend and extend the Amended and Restated Credit Agreement (including the extension of any Maturity Date thereunder) as soon as practicable after Closing.

Section 5.04   Subsequent Equity Sales. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Purchased Securities in a manner that would require the registration under the Securities Act of the sale of the Purchased Securities to the Purchasers, or that will be integrated with the offer or sale of the Purchased Securities for purposes of the rules and regulations of any trading market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

Section 5.05   Stockholder Approval.

(a)   The Company agrees to include in its proxy statement prepared and filed with the Commission (the "**Proxy Statement**") for the 2020 annual meeting of the stockholders of the Company (the "**2020 Stockholder Meeting**") a proposal for approval by the holders of Common Stock that is required under the listing standards of NASDAQ (and any successor thereto and any other trading market on which the Common Stock is listed), including NASDAQ Stock Market Rule 5635(b) and Rule 5635(d), to approve the issuance of Common Stock in excess of the thresholds set forth in such rules upon exercise of the Warrants or conversion or redemption of the Series B Convertible Preferred Stock of the Company issued to Purchasers pursuant to this Agreement (the "**Stockholder Approval**"). Subject to the directors' fiduciary duties, the Proxy Statement shall include the recommendation from the Board of Directors that the stockholders vote in favor of the Stockholder Approval. The Company shall use its reasonable best efforts to solicit from the stockholders proxies in favor of the Stockholder Approval and to obtain the Stockholder Approval. Each Purchaser acknowledges that no votes of the shares of Series B Convertible Preferred Stock sold and issued will be counted toward the Stockholder Approval in compliance with NASDAQ Stock Market Rule 5635. Each Purchaser agrees with the Company (but not with each other) that it shall vote or cause to be voted any shares of Common Stock over which it has voting power as of the record date of such annual meeting in favor of the Stockholder Approval. Each Purchaser and its Affiliates agree to furnish to the Company all information concerning such Purchaser and its Affiliates as the Company may reasonably request in connection with the preparation and filing of the Proxy Statement and any such annual meeting of the stockholders of the Company. The Company shall respond reasonably promptly to any comments received from the Commission with respect to the Proxy Statement. The Company shall provide to each Purchaser, as promptly as reasonably practicable after receipt thereof, any written comments from the Commission or any written request from the Commission or its staff for amendments or supplements to the Proxy Statement and shall provide each Purchaser with copies of all correspondence between the Company, on the one hand, and the Commission and its staff, on the other hand, relating to the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy

Statement (or, in each case, any amendment or supplement thereto) or responding to any comments of the Commission or its staff with respect thereto, the Company shall provide the Purchasers with a reasonable opportunity to review and comment on such document or response.

(b)   If the Stockholder Approval is not obtained at the 2020 Stockholder Meeting, or an adjournment or postponement thereof, then the Company agrees to submit the Stockholder Approval to its stockholders at each subsequent annual meetings of the stockholders of the Company until the earliest to occur of: (i) the Stockholder Approval; or (ii) the 2024 annual meeting of the stockholders of the Company (or an adjournment or postponement thereof).

(c)   The Company will use commercially reasonable efforts to increase the number of authorized shares of Common Stock at the Company's 2023 annual meeting of stockholders (or in any event, no later than June 30, 2023), if any shares of Series B Convertible Preferred Stock or Warrants are then outstanding, and shall adopt and submit and recommend to the stockholders for approval at such annual meeting of stockholders an amendment to the Company's certificate of incorporation to such effect.

Section 5.06   **Consent Rights**.

(a)   For so long as any Series B Convertible Preferred Stock remains outstanding, the Company shall not consummate an agreement that provides for a transaction that constitutes a Change of Control, or otherwise effect a Change of Control, other than (i) a Change of Control not approved by the Board of Directors prior to the consummation thereof or (ii) a Qualifying Transaction.

(b)   The Company shall not take any of the actions set forth in Section 5, clauses (i) through (v) of Section 6.2 and Section 11, respectively, of the Certificate of Designation without the prior consent of each Purchaser to this Agreement so long as such Purchaser continues to satisfy the Minimum Ownership Requirement.

Section 5.07   **Qualifying Transactions**. Each Purchaser hereby agrees with the Company (but not with each other) during such time as such Purchaser holds Series B Convertible Preferred Stock as follows:

(a)   In connection with any Qualifying Transaction approved by the Board of Directors for which a meeting of any stockholders of the Company is called (and at every adjournment or postponement thereof) or for which action or approval by written consent of stockholders of the Company is requested, each Purchaser shall, and shall cause the holder of record of any Series B Convertible Preferred Stock beneficially owned by such Purchaser on any applicable record date to, vote all such Series B Convertible Preferred Stock beneficially owned by such Purchaser on any applicable record date, to the extent such Series B Convertible Preferred Stock are entitled to be voted, (i) in favor of the approval and adoption of such Qualifying Transaction and (ii) in opposition to any action that is intended, or would reasonably be expected, to impede, delay or adversely affect a Qualifying Transaction. Solely in connection with the preceding sentence of this Section 5.07(a), in the event that a meeting of stockholders of the Company is held for the purposes of approving a Qualifying Transaction, and only so long as each Purchaser holds Series B Convertible Preferred Stock, each Purchaser shall appear at such meeting (and at every adjournment or postponement thereof) or otherwise cause all such Series B Convertible Preferred Stock beneficially owned by such Purchaser on any applicable record date to be counted as present threat for purposes of establishing a quorum.

(b)   Each Purchaser shall not, and shall cause each of its Affiliates holding Series B Convertible Preferred Stock not to, directly or indirectly, with respect to any Qualifying Transaction:

(i)   deposit any Series B Convertible Preferred Stock in a voting trust;

(ii)   grant any proxies with respect to any Series B Convertible Preferred Stock; or

(iii)   subject any Series B Convertible Preferred Stock to any arrangement with respect to the voting thereof, in each case, other than voting trusts with, proxies to or agreements entered into with the Company.

(c)   Each Purchaser waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from a Qualifying Transaction that such Purchaser may have by virtue of ownership of such Series B Convertible Preferred Stock.

(d)   Each Purchaser shall tender (and shall not withdraw), or cause to be tendered (and not withdrawn), if there is a Qualifying Transaction that is a tender or exchange offer for Company Common Stock and Series B Convertible Preferred Stock, all Series B Convertible Preferred Stock beneficially owned by such Purchaser into any exchange offer or offer to purchase such Series B Convertible Preferred Stock by any Person in connection with such Qualifying Transaction, conditioned on and subject to the completion of such Qualifying Transaction (any such offer, a "**Qualifying Tender/Exchange Offer**"). During any period in which such Purchaser holds Series B Convertible Preferred Stock, no later than two (2) Business Days prior to the expiration date of any such Qualifying Tender/Exchange Offer, such Purchaser shall (i) deliver to the depositary designated in the Qualifying Tender/Exchange Offer all documents or instruments required to be delivered pursuant to the terms of the Qualifying Tender/Exchange Offer and Section 14d-2 of the Exchange Act, and/or (b) instruct its broker or such other person that is the holder of record of any Series B Convertible Preferred Stock beneficially owned by the Purchaser to tender such Series B Convertible Preferred Stock pursuant to the terms and conditions of the Qualifying Return Tender/Exchange Offer.

(e)   The provisions of this Section 5.07 shall apply only to the Series B Convertible Preferred Stock and shall not apply to the Warrants or shares issued upon exercise of the Warrants or any other shares of Common Stock or other securities issued by the Company held by such Purchaser (including derivatives with a value tied to the Common Stock or such other securities).

Section 5.08   Removal of Legend. In connection with a sale of Purchased Securities or Underlying Shares by a Purchaser in reliance on Rule 144 promulgated under the Securities Act, the applicable Purchaser or its broker shall deliver to the Company a broker representation letter reasonably acceptable to the Company and its transfer agent, providing to the Company the information required under Rule 144 to determine that the sale of such Purchased Securities is made in compliance with Rule 144 promulgated under the Securities Act, including, as may be appropriate, a certification that the Purchaser is not an affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act) and a certification as to the length of time that such securities have been held. Upon receipt of such representation letter, the Company shall promptly remove the notation of a restrictive legend in such Purchaser's book-entry account maintained by the Company, including the legend referred to in Section 4.05(d), and the Company shall bear all costs associated with the removal of such legend in the Company's books. At such time as the Purchased Securities or Underlying Shares (as applicable) have been sold pursuant to an effective registration statement under the Securities Act or have been held by any Purchaser for more than one year where such Purchaser is not, and has not been in the preceding three months, an affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act) or acting in concert with such a Person, if the book-entry account of such Purchaser still bears the notation of the restrictive legend referred to in Section 4.05, the Company agrees, upon request of the Purchaser or its permitted assignee, to take all steps necessary to promptly effect the removal of the legend described in Section 4.05, and the Company shall bear all costs associated with the removal of such legend in the Company's books, regardless of whether the request is made in connection with a sale or otherwise, so long as such Purchaser or its permitted assignee provides to the Company the information required under Rule 144 (or other applicable exemptions) to determine that the legend is no longer required under the Securities Act or applicable state Laws, including (if there is no such registration statement) a certification that the holder is not an affiliate of the Company (as defined in Rule 144 promulgated under the Securities Act), a covenant to inform the Company if it should thereafter become an affiliate (as defined in Rule 144 promulgated under the Securities Act) and to consent to the notation of an appropriate restriction, and a certification as to the length of time such securities have been held. The Company shall cooperate with each Purchaser to effect the removal of the legend referred to in Section 4.05 at any time such legend is no longer appropriate.

Section 5.09   Tax Matters.

(a)   **Withholding**. Subject to the following sentence in this Section 5.09(a), the Company may deduct and withhold any withholding Taxes or other amounts required to be withheld with respect to the Purchased Securities and may set off any such amounts required to be withheld against payments (whether made in cash or other property) on the Purchased Securities. Notwithstanding the foregoing, the Company may only set off 35% of the amount of any Dividend Withholding Taxes imposed on (x) constructive dividends accreted pursuant to clause (a)(iii) of the tax treatment paragraph in **Exhibit D** and (y) actual cash dividends declared and paid pursuant to Section 3 of the Certificate of Designation against payments (whether made in cash or other property) on the Purchased Securities (including dividends on, payments made in redemption of or issuances upon conversion of the Purchased Preferred Stock) and the Company shall bear the remaining 65% of such Dividend Withholding Taxes (and any Dividend Withholding Taxes or other withholding taxes imposed under Section 1441 or 1442 of the Code on amounts borne by the Company on behalf of a holder pursuant to this Section 5.09(a)).

(b)   **Purchase Price Allocation.** Each Purchaser and the Company agree to allocate the Total Purchase Price among the Purchased Securities as follows for U.S. federal income Tax purposes as provided in **Exhibit D** attached hereto.

(c)   **Tax Treatment.** Each Purchaser and the Company has agreed to the tax treatment principles as provided in **Exhibit D** attached hereto.

(d)   **Delayed Redemption**. If the Company (i) fails to redeem the Purchased Preferred Stock on or before December 31, 2020, (ii) at that time determines that a subsequent redemption date is more likely than not to occur and (iii) thereafter accretes additional constructive distributions under Section 305(c) of the Code and Treasury Regulation Section 1.305-5, the Company shall gross up the Purchasers for all Dividend Withholding Taxes incurred on or after January 1, 2021 as a result of such additional constructive distributions, such that the Purchasers would receive the same amounts they would have received from the Company had no such Dividend Withholding Taxes been incurred.

Section 5.10   Listing; SEC Compliance. The Company shall use its reasonable best efforts to maintain the listing of all of the Underlying Shares upon each national securities exchange and automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of the Underlying Shares.

Section 5.11   Dividend Blockers. As long as the Purchasers continue to beneficially own at all times shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of at least $15 million, the Company shall not enter into any instrument or agreement that includes a provision that restricts the Company and its Subsidiaries from paying dividends or other distributions on the capital stock of any subsidiary in a manner that is, on the whole, more restrictive than the restrictions as of the date hereof set forth in Section 7.09 of the Amended and Restated Credit Agreement.

ARTICLE VI
INDEMNIFICATION, COSTS AND EXPENSES

Section 6.01   Indemnification by the Company. The Company agrees to indemnify each Purchaser and its Representatives (collectively, "**Purchaser Related Parties**") from costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), whether or not involving a Third-Party Claim, as a result of or arising out of (a) the failure of any of the representations or warranties made by the Company contained herein to be true and correct in all material respects (other than those representations and warranties contained in Section 3.01, Section 3.02, Section 3.04, Section 3.09. Section 3.10, Section 3.13(a)(i) and (b)(i), Section 3.14, Section 3.16, Section 3.17, Section

3.26 or Section 3.32 or other representations and warranties that are qualified by materiality or Material Adverse Effect, which, in each case, shall be true and correct in all respects) when made and as of the Closing Date (except for any representations and warranties made as of a specific date, which shall be required to be true and correct as of such date only) or (b) the breach in any material respect of any covenants of the Company contained herein; *provided* that, in the case of the immediately preceding clause (a), such claim for indemnification is made prior to the expiration of the survival period of such representation or warranty; *provided, further*, that for purposes of determining when an indemnification claim has been made, the date upon which a Purchaser Related Party shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the Company shall constitute the date upon which such claim has been made; and *provided*, *further*, that the aggregate liability of the Company to each Purchaser pursuant to this Section 6.01 shall not be greater in amount than such Purchaser's Allocated Purchase Price, and the aggregate liability of the Company to all Purchasers pursuant to this Section 6.01 shall not exceed the Total Purchase Price. No Purchaser Related Party shall be entitled to recover special, indirect, incidental, consequential, exemplary, lost profits, speculative or punitive damages under this Section 6.01; *provided, however,* that such limitation shall not prevent any Purchaser Related Party from recovering under this Section 6.01 for any such damages to the extent that such damages are in the form of diminution in value or are payable to a third party in connection with any Third-Party Claims.

Section 6.02   Indemnification Procedures.

(a)   A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought; *provided, however,* that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this Article VI, except as otherwise provided in Section 6.01.

(b)   Promptly after any Purchaser Related Party (hereinafter, the "**Indemnified Party**") has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement (each a "**Third-Party Claim**"), the Indemnified Party shall give the indemnitor hereunder (the "**Indemnifying Party**") written notice of such Third-Party Claim, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such Third-Party Claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party's possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified

Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; *provided, however,* that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party.

Section 6.03   **Tax Matters**. All indemnification payments under this Article VI shall be treated as adjustments to the applicable Purchaser's Allocated Purchase Price for Tax purposes except as otherwise required by applicable Law.

ARTICLE VII
TERMINATION

Section 7.01   **Termination**. This Agreement may be terminated at any time prior to the Closing:

(a)   by mutual written consent of the Company and a Purchaser, with respect to itself but not any other Purchaser;

(b)   by written notice from either the Company or a Purchaser, with respect to itself but not any other Purchaser, if any Governmental Authority with lawful jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Transaction Documents and such order, decree, ruling or other action is or shall have become final and non-appealable;

(c)   by written notice from either the Company or a Purchaser, with respect to itself but not any other Purchaser, if Closing does not occur by 11:59 p.m. New York time on December 31, 2019 (the "**Outside Date**"); *provided, however,* that no party may terminate this Agreement pursuant to this Section 7.01(c) if such party is, at the time of providing such written notice, in breach of any of its obligations under this Agreement; or

(d)   at such time as no Purchased Securities remain outstanding.

Section 7.02   **Certain Effects of Termination**. In the event that this Agreement is terminated pursuant to Section 7.01, this Agreement (other than Article VI and Section 8.01) shall become null and void and have no further force or effect and there shall be no liability on the part of the Company or any Purchaser or any of their respective Representatives in connection with this Agreement, except that no such termination shall relieve any party from liability for damages to another party resulting for a willful and material breach of this Agreement prior to the date of termination or from fraud; *provided* that, notwithstanding any other provision set forth in this Agreement, except in the case of fraud, the Company shall not have any such liability in excess of the Total Purchase Price and no Purchaser shall have any liability in excess of such Purchaser's Allocated Purchase Price.

ARTICLE VIII
MISCELLANEOUS

Section 8.01   **Expenses**. All costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Transaction Documents and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses; *provided*, that the Company shall pay for the fees of the Purchaser's counsel incurred in connection with the execution of this Agreement, the other Transaction Documents and the purchase by the Purchaser of the Purchased Securities pursuant to this Agreement, provided that such fees shall not exceed $300,000 in the aggregate.

Section 8.02   **Interpretation**. Article, Section, Schedule and Exhibit references in this Agreement are references to the corresponding Article, Section, Schedule or Exhibit to this Agreement, unless otherwise specified. All Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, Contracts and agreements are references to such instruments, documents, Contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word "including" shall mean "including but not limited to" and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.. Any reference in this Agreement to "$" shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by any party to this Agreement, such action shall be in such party's sole discretion, unless otherwise specified in this Agreement. If any provision in the Transaction Documents is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and the Transaction Documents shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of the Transaction Documents, and the remaining provisions shall remain in full force and effect, and (b) the parties hereto shall negotiate in good faith to modify the Transaction Documents so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to the Transaction Documents, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as "herein," "hereinafter," "hereof" and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

Section 8.03 <u>**Survival of Provisions**</u>. The representations and warranties set forth in Section 3.01, Section 3.02, Section 3.14, Section 3.15, Section 3.16, Section 3.17, Section 3.19, Section 3.26, Section 3.32, Section 4.01, Section 4.02, Section 4.04, Section 4.05(a), Section 4.05(b), Section 4.05(d) and Section 4.07(b) hereunder shall survive the execution and delivery of this Agreement indefinitely and the other representations and warranties set forth herein shall survive for a period of twelve (12) months following the Closing Date, regardless of any investigation made by or on behalf of the Company, the Purchasers or the Agent and its affiliates. The covenants made in this Agreement (including those in Article V) or any other Transaction Document that by their terms are to be performed following the Closing shall survive the Closing and remain operative and in full force and effect until fully performed. Regardless of any purported general termination of this Agreement, the provisions of Article VI and all indemnification rights and obligations of the Company and the Purchasers thereunder, Section 8.01 and this Article VIII shall remain operative and in full force and effect as between the Company and each Purchaser, unless the Company and the applicable Purchaser execute a writing that expressly terminates such rights and obligations as between the Company and such Purchaser.

Section 8.04 <u>**No Waiver: Modifications in Writing**</u>.

(a)   <u>Delay</u>. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)   <u>Specific Waiver; Amendment</u>. Except as otherwise provided herein or as specifically provided otherwise in any other Transaction Document with respect thereto, no amendment, waiver, consent, modification or termination of any provision of any Transaction Document shall be effective unless signed by (i) before Closing, each of the parties thereto affected by such amendment, waiver, consent, modification or termination and (ii) after Closing, Purchasers holding a majority of the Purchased Securities then held by the Purchasers; *provided* that (A) any amendment, waiver, consent, modification or termination pursuant to clause (ii) shall not apply with respect to any Purchaser without the written consent of such Purchaser unless such amendment or waiver applies to all Purchasers in the same fashion and (B) no consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents (for clarification purposes, this clause (B) constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of

38

Purchased Securities or otherwise). Any amendment, supplement or modification of or to any provision of any Transaction Document, any waiver of any provision of any Transaction Document and any consent to any departure by the Company or any Purchaser from the terms of any provision of any Transaction Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company or any Purchaser in any case shall entitle the Company or such Purchaser to any other or further notice or demand in similar or other circumstances. Any investigation by or on behalf of any party shall not be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

Section 8.05 Binding Effect; Assignment.

(a) This Agreement shall be binding upon the Company, each of the Purchasers and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

(b) Neither this Agreement not any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any Purchaser without the prior written consent of the Company (such consent not to be unreasonably withheld); *provided*, however, that a Purchaser may transfer or assign its rights hereunder in connection with the transfer of the Purchased Preferred Stock or the Purchased Warrants, each in accordance with the terms thereof, and subject to Purchaser providing written notice of any such assignment to the Company promptly after such assignment is effected and that the transferee agrees to assume all of such Purchaser's rights and obligations in connection with such transfer and be bound by, and entitled to the benefits of, this Agreement as an original party hereto.

Section 8.06 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Purchasers without the prior consent of the Company (in the case of a release or announcement by the Purchasers) or the Purchasers (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Purchasers, as the case may be, shall allow the Purchasers or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. The parties acknowledge that (i) as of 9:30 a.m. (New York time) on the trading day immediately following the date hereof, no Purchaser shall be in possession of any material, nonpublic information received from the Company or any of its respective officers, directors, employees or agents, with respect to the transactions contemplated hereby, and (ii) prior to such time the Company shall issue a press release or file a report on Form 8-K disclosing any material information required to comply with the preceding clause (i), and that, in addition, the Company will make such other filings and notices in the manner and time required by the Commission or NASDAQ with respect to such matters. The Company shall not, and shall cause each of its

Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide any Purchaser with any such material, nonpublic information regarding the Company or any of the Company Entities from and after the filing of the press release without the express written consent of such Purchaser. For the avoidance of doubt, following the issuance of such press release, this Agreement shall not prohibit any Purchaser from trading Common Stock as it sees fit.

        Section 8.07   **Communications**. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, electronic mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses

    (a)   If to the Purchasers, to the addresses set forth on **Schedule A**.

    (b)   If to the Company, to:

Matthew S. Heiter
Senior Vice President and General Counsel
NN, Inc.
6210 Ardrey Kell Road
Charlotte, North Carolina 28277
Email: matt.heiter@nninc.com

with a copy to (which shall not constitute notice):

Eric M. Swedenburg
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Email: eswedenburg@stblaw.com

and:

Daniel N. Webb
Simpson Thacher & Bartlett LLP
2475 Hanover Street
Palo Alto, CA 94304
Email: dwebb@stblaw.com

or to such other address as the Company or the Purchasers may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the facsimile, if sent via facsimile; when sent, if sent by electronic mail prior to 5:00 pm New York time on a Business Day, or on the next succeeding Business Day, if not; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 8.08 **Entire Agreement**. This Agreement, the other Transaction Documents and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to in this Agreement or the other Transaction Documents with respect to the rights granted by the Company or any of its Affiliates or the Purchasers or any of their respective Affiliates. This Agreement, the other Transaction Documents and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings among the parties with respect to such subject matter.

Section 8.09 **Governing Law; Submission to Jurisdiction**. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of laws that would result in the application of the law of any other jurisdiction. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.10 **Waiver of Jury Trial**. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 8.11 **No Recourse Against Others**.

(a)   All claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are expressly limited to) the Company and its Subsidiaries and the Purchasers. No Person other than the Company or the Purchasers, including no member, partner, stockholder, Affiliate or Representative thereof, nor any member, partner, stockholder, Affiliate or Representative of any of the foregoing, shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach; and, to the maximum extent permitted by Law, each of the Company and the Purchasers hereby waives and releases all such liabilities, claims, causes of action and obligations against any such third Person.

(b)   Without limiting the foregoing, to the maximum extent permitted by Law, (i) each of the Company and its Subsidiaries on the one hand and the Purchasers on the other hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of the other or otherwise impose liability of the other on any third Person in respect of the transactions contemplated hereby, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise; and (ii) each of the Company and the Purchasers disclaims any reliance upon any third Person with respect to the performance of this Agreement or any representation or warranty made in, in connection with or as an inducement to this Agreement.

Section 8.12   No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the Company and the Purchasers and their respective permitted assigns any rights or remedies hereunder. Notwithstanding the foregoing, the Agent is a third party beneficiary of, and may rely on, the representations and warranties of each Purchaser contained in Section 4.05, Section 4.08 and Section 4.09.

Section 8.13   Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.


NN, INC.

By: _____

Name: Warren A. Veltman
Title: President and CEO


PURCHASERS:

CORRE OPPORTUNITIES QUALIFIED MASTER FUND, LP

By:

Name: Eric Soderlund
Title: Authorized Signatory

CORRE OPPORTUNITIES II MASTER FUND, LP

By:

Name: Eric Soderlund
Title: Authorized Signatory

CORRE HORIZON FUND, LP

By:

Name: Eric Soderlund
Title: Authorized Signatory

PURCHASERS:

LEGION PARTNERS, L.P. I

By: Legion Partners Asset Management, LLC
        Investment Advisor

By: _____
        Name: Christopher S. Kiper
        Title: Managing Director

LEGION PARTNERS, L.P. II

By: Legion Partners Asset Management, LLC
        Investment Advisor

By: _____
        Name: Christopher S. Kiper
        Title: Managing Director


Schedule A


Purchaser and Address	Series B Convertible Preferred Stock	Warrants to Purchase Common Stock	Allocated Purchase Price
Corre Partners Management, L.L.C.			
Corre Opportunities Qualified Master Fund, LP	**59,380**	**890,700**	**$59,380,000**
Corre Opportunities II Master Fund, LP	**12,620**	**189,300**	**$12,620,000**
Corre Horizon Fund, LP	**13,000**	**195,000**	**$13,000,000**
Attn: Micah Spiegel			
Legion Partners Asset Management, LLC			
LEGION PARTNERS, L.P. I	**14,273**	**214,095**	**$14,273,000**
LEGION PARTNERS, L.P. II	**727**	**10,905**	**$727,000**
Attn: Christopher S. Kiper			
TOTAL			**$100,000,000**

Schedule B

Name of Purchaser	Number of shares of Common Stock
Corre Partners Management, L.L.C.	**2,736,432**
Legion Partners Asset Management, LLC	**3,885,317**[1]

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[1] Note that this does not include 300 shares owned by Legion Partners Holdings, LLC